Mail Stop 4720

October 28, 2009

Bradley I. Meier
Chief Executive Officer and President
Universal Insurance Holdings, Inc.
1110 West Commercial Boulevard, Suite 100
Fort Lauderdale, Florida 33309

        Re: **Universal Insurance Holdings, Inc.**
                Schedule 14A
                Filed October 15, 2009
                File No. 1-33251

Dear Mr. Meier:

      We have completed our review of your proxy statement on Schedule 14A and have no further comments at this time.

                Sincerely,

                Jeffrey Riedler
                Assistant Director